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KAYE SCHOLER LLP
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                                                        MEMORANDUM

To:        Daniel Zimmerman, Esq.

From:      Lynn Toby Fisher

Date:      November 28, 2005

Subject:   EMERGENCY MEDICAL SERVICES CORPORATION
           EMERGENCY MEDICAL SERVICES L.P.
           Amendment No. 4 to Registration Statement on Form S-1
           (File No. 333-127115)

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     As a follow-up to our memorandum of earlier today, with respect to comment 2 of Mr. Fay's letter dated November 23, 2005, the following will be the response contained in our letter to the Staff:

     Article 13 of the draft Amended and Restated Agreement of Limited Partnership of EMS L.P. has been revised substantially and Article 7 of
Exhibit 1 has been deleted in its entirety. As a result of these changes, the holders of LP exchangeable units will have no right to propose amendments to the partnership agreement, will have no voting rights with respect to the partnership or the partnership agreement, and there will be no provision for meetings of the partners.

     A new section 13.1 has been added to the partnership agreement that reads in its entirety as follows:

     "13.1 NO GENERAL VOTING RIGHTS. The LPE Partners shall have no general voting rights with respect to the Partnership or this Agreement, and such rights are specifically reserved to the General Partner. The right of the LPE Partners to consent, or to withhold consent, to any action by the General Partner shall be as expressly set forth in Section 13.3."

     As a result of these changes, the holders of LP exchangeable units retain only the right to distributions from EMS L.P. economically equivalent to dividends paid by the general partner to holders of class B common stock. No distributions may be made with respect to the LP exchangeable units unless the general partner receives a distribution increased to reflect the assumed amount of the taxes payable by the general partner as a result of that distribution, to enable the general partner to pay those dividends to its common stockholders. This "tax effecting" provision enables the parent to maintain equivalent per unit/per share distributions/dividends. The LP exchangeable unit holders will have no voting rights in EMS L.P.; their only voting rights will be at the parent company level, exercisable through the class B special voting stock.

     Accordingly, the limited partnership agreement following the initial public offering will not include the provisions referenced in the Staff's letter.

     As noted in response to comment 1, a copy of the form of limited partnership agreement to be in effect upon completion of the offering will be included as an exhibit to Amendment No. 4.



   A copy of the pages containing Article 13 are attached to this memo.
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13.  NO GENERAL VOTING RIGHTS; AMENDMENT OF PARTNERSHIP AGREEMENT.

     13.1 NO GENERAL VOTING RIGHTS. The LPE Partners shall have no general voting rights with respect to the Partnership or this Agreement, and such rights are specifically reserved to the General Partner. The right of the LPE Partners to consent, or to withhold consent, to any action by the General Partner shall be as expressly set forth in Section 13.3.

     13.2 AMENDMENTS. The General Partner shall have the power to amend this Agreement as may be required to facilitate or implement any of the following purposes:

     (i) to add to the obligations of the General Partner or surrender any right or power granted to the General Partner or any Affiliate of the General Partner for the benefit of the Limited Partners;

     (ii) to reflect the admission, substitution, termination, or withdrawal of Partners in accordance with this Agreement;

     (iii) to set forth and reflect in the Agreement the designations, rights, powers, duties, and preferences of the holders of any additional or transferred Partnership Interests as contemplated by Section 5.4 or in connection with any New Tax Guidance as contemplated by Section 5.5;

     (iv) to reflect a change that is of an inconsequential nature and does not adversely affect the Limited Partners in any material respect, or to cure any ambiguity, correct or supplement any provision in this Agreement not inconsistent with law or with other provisions, or make other changes with respect to matters arising under this Agreement that will not be inconsistent with law or with the provisions of this Agreement; and

     (v) to satisfy any requirements, conditions or guidelines contained in any order, directive, opinion, ruling or regulation of a federal or state agency or contained in federal or state law.

     The General Partner shall provide notice to the Limited Partners when any action under this Section 13.2 is taken.

     13.3  WITHHOLDING CONSENT

     Notwithstanding Section 13.2:

     (a) This Agreement shall not be amended without the Consent of each Partner adversely affected if such amendment would (i) convert a Limited Partner's interest in the Partnership into a General Partner interest,
(ii) modify the limited liability of a Limited Partner in a manner adverse to such Limited Partner, (iii) alter rights of the Partner (other than as a result of the issuance of Partnership Interests) to receive distributions pursuant to Article 5 or Exhibit I or the allocations specified in Article 6 (except as permitted pursuant to Section 4.2 and Sections 5.4 and 5.5),
(iv) alter or modify the provisions of Exhibit I in a manner adverse to such Partner; or (v) amend this Section 13.3, and

     (b) The Partnership may not enter into any merger or consolidation or convert into any other form of business entity without the consent of each Partner affected thereby.

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